Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Third Quarter 2024 Unaudited Financial Results

Hangzhou, China – November 14, 2024 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

●	Total net revenues were RMB1.6 billion (US$224.1 million), representing a 2.2% increase from the same period in 2023.

o	Net revenues from learning services were RMB767.9 million (US$109.4 million), representing a 19.2% decrease from the same period in 2023.

o	Net revenues from smart devices were RMB315.3 million (US$44.9 million), representing a 25.2% increase from the same period in 2023.

o	Net revenues from online marketing services were RMB489.4 million (US$69.7 million), representing a 45.6% increase from the same period in 2023.

●	Gross margin was 50.2%, compared with 55.9% for the same period in 2023.

“Our profitability significantly improved in the third quarter, marked by record-high income from operations and first-ever third-quarter income from operations. In our products and services, we leveraged our robust LLM (Large Language Model) capabilities to upgrade our Youdao Lingshi Intelligent Learning System, further enhancing the personalized features and elevating the user experience. Additionally, net revenues from online marketing services increased by 45.6% year-over-year to RMB489.4 million, fueled by RTA (Real-Time API) and KOL (Key Opinion Leader) advertising. We also introduced new AI translation upgrades and AI simultaneous interpretation functionality that drove total sales of AI-driven subscription services up by over 150% year-over-year,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we are committed to the continued implementation of our LLM, Ziyue, to enhance user experience and create greater value through digital content services, AI-driven subscription services and smart devices. In our online marketing services, we aim to explore new domestic opportunities and expand international prospects to better support client success. Financially we remain dedicated to prudent operations and strengthening our profitability,” Dr. Zhou concluded.

Third Quarter 2024 Financial Results

Net Revenues

Net revenues for the third quarter of 2024 were RMB1.6 billion (US$224.1 million), representing a 2.2% increase from RMB1.5 billion for the same period of 2023.

Net revenues from learning services were RMB767.9 million (US$109.4 million) for the third quarter of 2024, representing a 19.2% decrease from RMB950.8 million for the same period of 2023. The year-over-year decrease reflects our commitment to a more selective customer acquisition approach, prioritizing higher ROI (return on investment) engagements. This strategy has contributed to the overall resilience and efficiency of our business.

Net revenues from smart devices were RMB315.3 million (US$44.9 million) for the third quarter of 2024, representing a 25.2% increase from RMB251.9 million for the same period of 2023, primarily driven by the popularity of Youdao’s newly launched products in 2024.

Net revenues from online marketing services were RMB489.4 million (US$69.7 million) for the third quarter of 2024, representing a 45.6% increase from RMB336.1 million for the same period of 2023. The year-over-year increase was mainly attributable to the increased demand for performance-based advertisements through third parties’ internet properties, which was driven by our continued investments in cutting-edge AI technology.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2024 was RMB789.5 million (US$112.5 million), representing an 8.2% decrease from RMB859.6 million for the same period of 2023. Gross margin was 50.2 % for the third quarter of 2024, compared with 55.9% for the same period of 2023.

Gross margin for learning services was 62.1% for the third quarter of 2024, compared with 67.8% for the same period of 2023. The decrease was mainly resulted from the decline in economies of scale due to the decreased revenues from learning services.

Gross margin for smart devices was 42.8% for the third quarter of 2024, compared with 42.6% for the same period of 2023.

Gross margin for online marketing services increased to 36.3% for the third quarter of 2024 from 31.9% for the same period of 2023. The increase was mainly attributable to the improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with the same period of last year.

Operating Expenses

Total operating expenses for the third quarter of 2024 were RMB682.2 million (US$97.2 million), compared with RMB917.3 million for the same period of last year.

Sales and marketing expenses for the third quarter of 2024 were RMB519.6 million (US$74.0 million), representing a decrease of 22.9% from RMB674.2 million for the same period of 2023. This decrease was attributable to the reduced marketing expenditures, as well as declined outsourcing labor service fees and payroll related expenses in learning services in the third quarter of 2024.

Research and development expenses for the third quarter of 2024 were RMB119.6 million (US$17.0 million), representing a decrease of 36.2% from RMB187.3 million for the same period of 2023. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in the third quarter of 2024.

General and administrative expenses for the third quarter of 2024 were RMB43.0 million (US$6.1 million), representing a decrease of 23.0% from RMB55.8 million for the same period of 2023. The decrease was primarily due to the decreased headcount for general and administrative employees, leading to payroll savings in the third quarter of 2024.

Income/(Loss) from Operations

As a result of the foregoing, income from operations for the third quarter of 2024 was RMB107.3 million (US$15.3 million), compared with loss from operations of RMB57.7 million for the same period in 2023. The margin of income from operations was 6.8%, compared with margin of loss from operations of 3.7% for the same period of last year.

Net Income/(Loss) Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the third quarter of 2024 was RMB86.3 million (US$12.3 million), compared with net loss attributable to Youdao’s ordinary shareholders of RMB102.9 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the third quarter of 2024 was RMB88.7 million (US$12.6 million), compared with non-GAAP net loss attributable to Youdao’s ordinary shareholders of RMB67.3 million for the same period of last year.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2024 were RMB0.74 (US$0.11), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB0.85 for the same period of 2023. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.76 (US$0.11), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB0.55 for the same period of 2023.

Other Information

As of September 30, 2024, Youdao’s cash, cash equivalents, current and non-current restricted cash, time deposits and short-term investments totaled RMB489.4 million (US$69.7 million), compared with RMB527.1 million as of December 31, 2023. For the third quarter of 2024, net cash used in operating activities was RMB85.4 million (US$12.2 million), capital expenditures totaled RMB1.5 million (US$0.2 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations in the next thirty-six months from May 2024. As of September 30, 2024, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans, and US$128.4 million long-term loans with maturity dated March 31, 2027 drawn down under the US$300.0 million revolving loan facility.

As of September 30, 2024, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB839.7 million (US$119.7 million), compared with RMB1.1 billion as of December 31, 2023.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of September 30, 2024, the Company had repurchased a total of approximately 7.5 million ADSs for around US$33.8 million in the open market under the share repurchase program.

Second Amended and Restated 2015 Share Incentive Plan

The Company adopted a share incentive plan in February 2015, as amended in April 2018, which is referred to as the First Amended and Restated 2015 Plan. In November 2024, the Company has approved a proposed amendment to the First Amended and Restated 2015 Plan to extend the expiration date of the plan to the twentieth anniversary of its effective date.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Thursday, November 14, 2024 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, November 14, 2024). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	4892369

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until November 21, 2024:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4892369

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the third quarter of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2023	2024	2024
	RMB	RMB	USD (1)
Assets
Current assets:
Cash and cash equivalents	454,536	421,056	60,000
Time deposits	277	282	40
Restricted cash	395	2,076	296
Short-term investments	71,848	62,790	8,948
Accounts receivable, net	354,006	415,391	59,193
Inventories	217,067	178,556	25,444
Amounts due from NetEase Group	26,117	80,784	11,511
Prepayment and other current assets	175,705	163,109	23,243
Total current assets	1,299,951	1,324,044	188,675

Non-current assets:
Property, equipment and software, net	70,906	53,149	7,574
Operating lease right-of-use assets, net	89,022	78,869	11,239
Long-term investments	51,396	74,600	10,630
Goodwill	109,944	109,944	15,667
Other assets, net	44,976	43,106	6,142
Total non-current assets	366,244	359,668	51,252

Total assets	1,666,195	1,683,712	239,927

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	159,005	170,770	24,335
Payroll payable	282,679	138,512	19,738
Amounts due to NetEase Group	82,430	61,920	8,823
Contract liabilities	1,052,622	839,670	119,652
Taxes payable	52,781	52,911	7,540
Accrued liabilities and other payables	591,770	759,750	108,263
Short-term loans from NetEase Group	878,000	878,000	125,114
Total current liabilities	3,099,287	2,901,533	413,465

Non-current liabilities:
Long-term lease liabilities	49,337	34,425	4,906
Long-term loans from NetEase Group	630,360	900,511	128,322
Other non-current liabilities	16,314	17,944	2,556
Total non-current liabilities	696,011	952,880	135,784

Total liabilities	3,795,298	3,854,413	549,249

Mezzanine equity	37,961	39,939	5,691

Shareholders' deficit:
Youdao's shareholders' deficit	(2,186,736)	(2,232,052)	(318,064)
Noncontrolling interests	19,672	21,412	3,051
Total shareholders' deficit	(2,167,064)	(2,210,640)	(315,013)

Total liabilities, mezzanine equity and shareholders’ deficit	1,666,195	1,683,712	239,927

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.0176 on the last trading day of September (September 30, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	950,761	643,762	767,859	109,419	2,364,102	2,129,617
Smart devices	251,879	166,722	315,305	44,931	686,785	663,225
Online marketing services	336,143	511,237	489,377	69,735	857,800	1,493,279
Total net revenues	1,538,783	1,321,721	1,572,541	224,085	3,908,687	4,286,121

Cost of revenues (2)	(679,147)	(684,942)	(783,085)	(111,588)	(1,880,026)	(2,178,383)
Gross profit	859,636	636,779	789,456	112,497	2,028,661	2,107,738

Operating expenses:
Sales and marketing expenses (2)	(674,173)	(515,711)	(519,620)	(74,045)	(1,827,029)	(1,490,771)
Research and development expenses (2)	(187,328)	(152,987)	(119,594)	(17,042)	(575,234)	(419,304)
General and administrative expenses (2)	(55,822)	(40,634)	(42,968)	(6,123)	(169,007)	(133,018)
Total operating expenses	(917,323)	(709,332)	(682,182)	(97,210)	(2,571,270)	(2,043,093)
(Loss)/Income from operations	(57,687)	(72,553)	107,274	15,287	(542,609)	64,645

Interest income	2,167	917	1,057	151	6,615	2,949
Interest expense	(17,753)	(20,816)	(15,112)	(2,153)	(50,603)	(56,262)
Others, net	(21,097)	(909)	(1,992)	(285)	(8,989)	(9)
(Loss)/Income before tax	(94,370)	(93,361)	91,227	13,000	(595,586)	11,323

Income tax expenses	(2,557)	(7,053)	(2,370)	(338)	(10,648)	(8,395)
Net (loss)/income	(96,927)	(100,414)	88,857	12,662	(606,234)	2,928
Net (income)/loss attributable to noncontrolling interests	(5,978)	939	(2,604)	(371)	(183)	(3,718)
Net (loss)/income attributable to ordinary shareholders of the Company	(102,905)	(99,475)	86,253	12,291	(606,417)	(790)

Basic net (loss)/income per ADS	(0.85)	(0.85)	0.74	0.11	(4.97)	(0.01)
Diluted net (loss)/income per ADS	(0.85)	(0.85)	0.74	0.11	(4.97)	(0.01)

Shares used in computing basic net (loss)/income per ADS	121,275,391	117,173,272	116,965,181	116,965,181	121,926,770	117,483,341
Shares used in computing diluted net (loss)/income per ADS	121,275,391	117,173,272	117,343,848	117,343,848	121,926,770	117,483,341

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.0176 on the last trading day of September (September 30, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	2,312	727	(171)	(24)	4,620	1,334
Sales and marketing expenses	1,659	337	(1,359)	(194)	5,206	114
Research and development expenses	(2,071)	939	1,868	266	8,332	6,310
General and administrative expenses	3,255	1,506	2,072	295	9,837	6,057

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD	RMB	RMB
Net revenues
Learning services	950,761	643,762	767,859	109,419	2,364,102	2,129,617
Smart devices	251,879	166,722	315,305	44,931	686,785	663,225
Online marketing services	336,143	511,237	489,377	69,735	857,800	1,493,279
Total net revenues	1,538,783	1,321,721	1,572,541	224,085	3,908,687	4,286,121

Cost of revenues
Learning services	305,694	257,482	290,877	41,449	873,974	813,118
Smart devices	144,528	116,274	180,390	25,705	415,660	418,724
Online marketing services	228,925	311,186	311,818	44,434	590,392	946,541
Total cost of revenues	679,147	684,942	783,085	111,588	1,880,026	2,178,383

Gross margin
Learning services	67.8%	60.0%	62.1%	62.1%	63.0%	61.8%
Smart devices	42.6%	30.3%	42.8%	42.8%	39.5%	36.9%
Online marketing services	31.9%	39.1%	36.3%	36.3%	31.2%	36.6%
Total gross margin	55.9%	48.2%	50.2%	50.2%	51.9%	49.2%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD	RMB	RMB
Net (loss)/income attributable to ordinary shareholders of the Company	(102,905)	(99,475)	86,253	12,291	(606,417)	(790)
Add: share-based compensation	5,155	3,509	2,410	343	27,995	13,815
impairment of long-term investments	30,500	-	-	-	33,740	-
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(67,250)	(95,966)	88,663	12,634	(544,682)	13,025

Non-GAAP basic net (loss)/income per ADS	(0.55)	(0.82)	0.76	0.11	(4.47)	0.11
Non-GAAP diluted net (loss)/income per ADS	(0.55)	(0.82)	0.76	0.11	(4.47)	0.11

Non-GAAP shares used in computing basic net (loss)/income per ADS	121,275,391	117,173,272	116,965,181	116,965,181	121,926,770	117,483,341
Non-GAAP shares used in computing diluted net (loss)/income per ADS	121,275,391	117,173,272	117,343,848	117,343,848	121,926,770	117,996,668